Exhibit 99.1

Ozon Files Its Annual Report for 2020 on Form 20-F

with the U.S. Securities and Exchange Commission

March 30, 2021 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “OZON”), a leading Russian e-commerce platform, announces that it has filed its Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”) with the U.S. Securities and Exchange Commission (SEC). You can access a PDF version of the Annual Report at Ozon’s Investor Relations website at: https://corp.ozon.com/. A hard copy of the Annual Report can also be requested free of charge by sending an email to ir@ozon.ru.

About OZON

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon Express online grocery delivery. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, OZON

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, OZON

pr@ozon.ru

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